CHRISTOPHER CISZEWSKI

SALES MANAGER



EXPERIENCE

Chalet Restaurant Group, San Francisco CA   2014 - Present
Sales Manager

- Promoted from Event Coordinator in 2016
- Analyze and optimize performance of bookings to inform marketing strategy
- Manage over 2.5M+ in annual bookings for three venues
- Organize daily logistics for clients ranging from business meetings to 1k+ person parties and conferences
- Manage reporting of all sales to executives and lead weekly cross functional meetings

Le Concierges, San Francisco   2014 - 2015
Corporate Concierge, American Express

- Established relationships with hotels, airlines and Michelin restaurants to ensure priority service
- Managed high-end loyalty programs for influencers with 10M+ in credit lines
- Created detailed agendas with various vendors for VIP services, such as private planes and yachts
- Troubleshot customer issues and provided feedback

Vizcarra Vineyards, Gasport, NY   2012- 2014
Head of Event Staff

- Managed event execution based on specs
- Trained new staff and directed outside vendors
- Represented company at conventions and sold events

Giacamo Boutique Hotel, Niagara Falls   2010 - 2012
Guest Service Manager

- Oversaw the opening of the first boutique hotel in Niagara Falls
- Managed inventory for entire hotel and ensured all equipment was properly maintained
- Implemented guest services protocol and trained new staff members on Opera PMS/Autoclerk systems

CONTACT

 (716) 804-2191

 chrisrciszewski@gmail.com

SKILLSET

- PowerPoint & Excel
- Google Analytics
- Caterease
- Social Media Marketing
- Budgeting & Costing
- Hotel Management
- Opera/PMS/Autoclerk